Exhibit 99.1

Fang Provides Update on Restructuring

BEIJING, Dec. 13, 2016 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("we," "our," or "Fang"), the leading real estate Internet portal in China, today provided a further update on its proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd. ("Wanli"), a company listed on the Shanghai Stock Exchange (stock code: 600847), and the sale of Wanli's assets (such transactions, collectively, the "Restructuring").

Wanli recently advised us that it intends to explore avenues to terminate the Restructuring. To date, the transacting parties have not agreed or entered into any agreement to terminate the Restructuring.

The consummation of the Restructuring remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including by the China Securities Regulatory Commission. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

For further details, please see public announcements made by Wanli, which are available at www.sse.com.cn, the official website of the Shanghai Stock Exchange.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Joyce Tang
Senior Investor Relations Manager
Phone: +86-10-5631 8659
Email: tangjunning@fang.com

Ms. Dana Cheng
Investor Relations Manager
Phone: +86-10-5631 8174
Email: chengyu.bj@fang.com